Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following articles were made available through links on Comcast’s website:

Los Angeles Times: Editorial: Comcast/Time Warner: The making of a cable TV giant
2/14/14

By The Times Editorial Board

[link to http://www.latimes.com/opinion/editorials/la-ed-comcast-time-warner-20140214-story.html]

The proposed merger between Comcast and Time Warner Cable, the country's two largest cable TV operators, generated a predictable wave of outrage from opponents of corporate consolidation. With about 30% of all pay-TV customers served by its wires, the combined company would have extraordinary leverage when negotiating with television networks over the fees for their programming. It also would be the gatekeeper to a third of all U.S. homes with broadband.

Those are scary scenarios for consumers and content companies. The underlying problem for them, particularly in broadband, is that today's markets have too few competitors to protect against service providers that put their thumbs on the competitive scales. But while Comcast's takeover of Time Warner Cable wouldn't improve that situation, it wouldn't necessarily make it worse either.

Unlike AT&T and T-Mobile, whose proposed merger was blocked by the Justice Department, Comcast and Time Warner Cable don't go head-to-head in any markets. Their lines run in different cities, or in the case of New York and a few other towns, in different neighborhoods. So the concerns raised by the deal stem mainly from the extra weight Comcast will be able to throw around when negotiating for content, equipment and bandwidth.

Some supporters of the deal say that a larger Comcast-TWC entity would be able to pay TV networks less for their programs, holding down the fees that have driven up consumers' monthly cable bills. That may be true, but there's also the risk that Comcast would use its leverage over TV programmers to gain an unfair advantage over other pay-TV providers, such as DirecTV and Verizon's FiOS. Or that it would charge them excessive fees for the programming networks it owns, including NBC and regional sports channels.

In broadband, the merger could accelerate Comcast's efforts to create a nationwide Wi-Fi-based data network to compete with the mobile phone companies' offerings. But it also would let Comcast impose data caps and other market-distorting restrictions on millions of additional customers. Not coincidentally, such restrictions could make life more difficult for Netflix and other online services that are growing in popularity at cable operators' expense. The merger would give Comcast more incentive and opportunity to engage in such mischief.

The shortage of broadband service providers — most homes have no more than two to choose from —leaves consumers with little ability to dump an Internet service provider whose terms they don't like. Regulators have a head start, however, in stopping Comcast from abusing the market power it would gain by acquiring Time Warner Cable. The Federal Communications Commission imposed a number of restrictions on Comcast in 2011 when it bought NBC Universal, aiming to protect against self-dealing and other forms of anti-competitive behavior online and on its cable system. Among other things, Comcast is compelled to live by the FCC's "net neutrality" rules, even the ones a federal appeals court has thrown out. Those protections would go a long way toward mitigating the risks posed by the expanding bulk of Comcast, while still allowing two noncompetitors to join forces.

Wall Street Journal: Editorial: The Bigger Cable Guys
2/13/14

[link to http://online.wsj.com/news/articles/SB10001424052702304434104579381180653209904]

A merged Comcast and TWC still has plenty of competition.

Comcast announced its $45 billion all-stock deal to buy Time Warner Cable early Thursday morning, and TWC stock was soon trading well below Comcast's offering price. This suggests uncertainty as to whether Washington will allow the deal to go forward, but regulators will let it go through if they properly assess the rapidly changing telecom landscape.

Not that the usual suspects won't object to the merger of the nation's two largest cable operators based on size alone. Any giant business deal is a fundraising bonanza for liberal groups like Public Knowledge, which considers bigness to be an antitrust violation by definition. The Obama Administration's current antitrust enforcers at the Department of Justice share that prejudice and have in recent years put up roadblocks to mergers involving breweries, airlines and wireless telephony.

Over at the Federal Communications Commission, the other Beltway agency that will review the Comcast-Time Warner Cable deal, the signals have also been negative, and even more direct. "Precedents like this suggest an outright acquisition by Comcast of Time Warner Cable could face a number of hurdles in the Obama Administration," Republican FCC Commissioner Ajit Pai said recently. "A Republican Administration likely would be more inclined to approve a deal."

He's right, but unlike the markets for beer, air travel and wireless, cable companies don't compete with each other. They have local franchises and compete against telephone, wireless and satellite companies. So there's no market overlap between systems owned by Comcast and those of Time Warner Cable. Comcast, which is dominant in Philadelphia, will get millions of new customers in New York and Los Angeles. But how can dominance in one geographic region give Comcast new pricing power in a different area?

For both firms, the competition in broadband Internet connections comes from firms like AT&T and Verizon. In video programming the cable guys compete with those same firms, plus Dish Network, DirecTV, Netflix, Google's YouTube and various other online ventures seeking to provide video. In this arena cable operators, regardless of size, are hardly dominant. Comcast CEO Brian Roberts said on a call with reporters Thursday that every single cable operator has lost video customers over the last 10 years.

Another fear is that owning more cable pipes would give the combined firm more leverage in negotiations with the producers of TV and other content. But CBS, Disney and our former corporate cousins at Fox are big enough to take care of themselves. In any case Mr. Roberts has already promised to divest some three million cable subscribers, so the combined Comcast-TWC would still have 30 million subscribers or less than 30% of the cable market nationwide, about the same share it had a decade ago.

Mr. Roberts says he'll divest those homes to honor an imaginary 30% ownership cap that the FCC has tried and failed to enforce. That's clearly a political decision to curry favor with regulators, which is an unfortunate reality of modern American capitalism, or what's left of it.

Comcast has also already agreed through an earlier merger negotiation to accept the FCC's "net neutrality" rules, which limit a company's ability to set different terms for different customers. The FCC tried to impose these rules on the whole industry, but they were recently and wisely tossed out by the

D.C. Circuit Court of Appeals. No doubt the FCC will impose them on TWC as a price of approving the deal.

The larger reality is that technology is disrupting the cable industry as it is so much else. Mr. Roberts says the merger will help consumers get higher broadband speeds and faster in-home Wi-Fi, and maybe he's right. But Comcast hasn't been the most nimble of competitors in innovating across the Internet, and in two or more years it could be outmaneuvered in the marketplace.

Neither the FCC nor the Justice Department has any clue who is going to win, so the best way they can help consumers is to let companies and private investors fight it out.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on May 23, 2014, Comcast filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on March 20, 2014, containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 29, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.